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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
MAR 05 2018
WASH DC

SEC FILE NUMBER
8-68158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 16th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Fascia 212-946-3947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (4th Floor) (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andrew Fascia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHRISTINA M BAGNALL
Notary Public - State of New York
NO. 01BA6300676
Qualified in Queens County
My Commission Expires Apr 7, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greentech Capital Advisors Securities, LLC
A wholly-owned subsidiary of Greentech Capital Advisors, LLC

Statement of Financial Condition

December 31, 2017

Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Greentech Capital Advisors Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

February 28, 2018

Greentech Capital Advisors Securities, LLC
A wholly-owned subsidiary of Greentech Capital Advisors, LLC

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 6,499,122
Certificate of deposit	528,669
Security Deposit	61,347
Investment in warrants at fair value	1,938,224
Advisory fees receivable	833,719
Prepaid expenses	19,365
Total assets	$ 9,880,446
Liabilities and member's equity	
Due to parent	$ 5,397,234
Deferred revenue	19,643
Regulatory fee payable	61,267
Accounts payable	98,596
Total liabilities	5,576,740
Member's equity	4,303,706
Total liabilities and member's equity	$ 9,880,446

See accompanying notes to statement of financial condition.

Greentech Capital Advisors Securities, LLC
A wholly-owned subsidiary of Greentech Capital Advisors, LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization

Greentech Capital Advisors Securities, LLC (the "Company") is a broker–dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the "Parent Company"), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions (M&A), exclusive sale transactions, restructurings, private placements and project finance advisory. As of May 17, 2013, FINRA granted the continuance of the Company's membership to include best efforts or firm commitment underwriting, as lead manager, co-manager, syndicate member or selling group member.

The Company is based in New York, New York and has a branch office in San Francisco, California.

2. Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in U.S. dollars. The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Preparation of the statement of financial condition requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Cash

The Company considers all short-term money market investments with original maturities of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

Fair Value Measurements and Disclosures

The Company carries its investments in warrants at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The Company has a Valuation Committee which is responsible for measuring the fair value of any investments held by the Company.

Financial Accounting Standards Board Accounting Standards Codification topic 820 ("ASC 820") establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized in the three broad levels as follows:

Level 1 – Inputs are unadjusted quoted market prices in active markets for identical assets and liabilities;

Level 2 – Inputs are directly or indirectly observable estimates from quotes for similar but not identical assets and liabilities, market trades for identical assets not actively traded or other external independent means;

Level 3 – Inputs are unobservable and reflect assumptions on the part of the reporting entity.

The hierarchy requires the use of market observable information when available for assessing fair value.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes advisory revenue for services provided in connection with transactions including buy-side and sell-side M&A, exclusive sale transactions, restructurings, private placements and project financing. Advisory revenues are recognized when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed (iii) fees are fixed or determinable, and (iv) collection is reasonably assured. Fees for transaction-type services are recorded when earned, which is generally the date the related transactions are closed.

Retainer fees (initial non-refundable transaction fees) are recorded as deferred revenue at the time an engagement letter is signed and recognized as revenue as earned over the estimated period of the engagement. Each engagement is dictated by facts and circumstances which management needs to take into account when estimating the service period. Management performs a monthly review of all open engagements and re-assesses the estimated close date in order to determine the reasonableness of the estimated service period. If the estimated length of the service period has changed, management will record an adjustment for the amount of revenue recognized to date and the remaining portion of the deferred revenue will be recognized over the newly estimated length of the service period.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principal. ASU 2014-09 is effective for annual periods beginning after December 15, 2017. On January 1, 2018, the Company adopted Topic 606 and did not have a material impact on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

Foreign Currency Transactions

The Company's statement of financial condition is maintained in U.S. Dollars. The Company did not engage in any activity denominated in foreign currencies in 2017.

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for US income tax purposes. As such, the Company is not subject to any US federal and relevant state and local income taxes. The Company also does not have presence or operations outside the US and therefore, should not be subject to any non-US taxes.

3. Contingencies and Indemnifications

ASC 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. The uncertainty will ultimately be resolved when one or more future events occur or fail to occur. A contingency is deemed to exist when the amount is unknown and uncertainty lies in whether or not the triggering event has occurred or will occur and what the effect, if any, on the Company would be when it occurs. Loss provisions are established when it becomes probable that the Company will incur an expense related to the contingency and the amount can be reliably estimated. The Company considers losses to be reasonably possible when they are neither probable nor remote. As of December 31, 2017, there are no material loss contingencies. In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

4. Advisory Fee Receivable

The advisory fee receivable balance as of December 31, 2017 includes amounts due from external clients of the Company of $833,719.

5. Related Party Transactions

At December 31, 2017, the Company has a net payable of $5,397,234 to the Parent Company. The Parent Company and the Company have a Service Agreement in place which is reviewed and assessed for reasonableness on a quarterly basis. The Service Agreement states that a portion of the operating expenses incurred by the Parent Company including employee salaries and related costs, bonuses, office rent, equipment rental, amortization and depreciation of assets and other expenses will be allocated to the Company on a monthly basis. The monthly allocation is booked as a payable to the Parent Company and settled with the Parent Company in the subsequent month. Additionally, at December 31, 2017 the Company was allocated $5,397,234 for bonus related expenses incurred and paid for by the Parent Company which relate to services performed by employees of the Company.

A cash deposit is required as collateral as part of the Parent Company's lease agreement for its New York office space. Accordingly, the Company has maintained this amount, on behalf of the Parent Company, in an interest bearing certificate of deposit (CD), which had a carrying value of $528,669 at December 31, 2017. The CD has a term of nineteen months but it automatically renews each year upon maturity of the CD. As required by the terms of the lease agreement, the cash deposit is segregated and available to the lessor as collateral for the entire term of the lease which expires on March 31, 2026.

6. Financial Instruments

The Company holds warrants, issued by a two separate third parties, which were earned and received as success fees in 2012 and 2017, respectively. The warrants, measured at fair value, were revalued as of December 31, 2017 resulting in an unrealized gain of $60,387. As of December 31, 2017, the total investment in warrants is valued at $1,938,224 on the Statement of Financial Condition and is considered a Level 3 investment. The Company's Valuation Committee determined the fair value of the warrants using a Black-Scholes option pricing model.

The model reflects contractual terms of the warrants such as the market price of the underlying unit, number of periods to exercise, volatility, and warrant strike price. At December 31, 2017 the warrants issued in 2012 had an exercise price of $277.97 and an expiration date of December 31, 2019. Separately the warrants issued in 2017 had an exercise price of $5,615.43 and an expiration date of June 13, 2022. Additionally, the model uses inputs obtained from third parties or derived based on information provided by third parties such as the risk-free rate assigned to

6. Financial Instruments (continued)

the exercise period and volatility. The unobservable input used to calculate the fair value of the warrants was volatility of 35%.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017.

Level 3 Financial Assets
Year Ended December 31, 2017

Assets at Fair Value	Balance as of December 31, 2016	Unrealized Gains	Investments received in-kind	Balance as of December 31, 2017
Investment in warrants	$ 1,150,702	$ 60,387	$ 727,135	$ 1,938,224

The change in unrealized gains relating to assets still held at December 31, 2017 was $60,387.

7. Net Capital Requirements and Other Regulatory Matters

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which requires the Company to maintain a net capital equal to or greater than an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 1/15 of its aggregate indebtedness, or $100,000. At December 31, 2017, the Company's net capital was $6,319,615 which was $6,219,615 in excess of its minimum net capital requirement.

The Company does not carry customer accounts and is exempt from the SEC Customer Protection Rule 15c3-3 under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

For the year ended December 31, 2017, two counterparties comprised of approximately 38.91% of the Company's advisory revenue.

The Company maintains its cash in bank accounts at a single bank which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and does not consider itself to be at risk with respect to its cash balances.

As of December 31, 2017, 91.68% of the advisory fee receivable was due from two counterparties.

9. Lease Commitments

At December 31, 2017, the Company was obligated under a non-cancelable operating lease for premises used for operations. In connection with this lease there is a security deposit which is included in the Statement of Financial Condition.

The following table presents the required future minimum rental payments under this operating lease:

2018	$ 319,116
2019	328,689
2020	338,550
2021	348,706
Thereafter	328,492
Total minimum future lease payments	$ 1,663,553

10. Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated for possible recognition or disclosure in the financial statements through the date the financial statements were issued.

Subsequent to December 31, 2017 the Company had additional distributions of $1,500,000 to its Parent.

STATEMENT OF FINANCIAL CONDITION

Greentech Capital Advisors Securities, LLC
A wholly-owned subsidiary of Greentech Capital Advisors, LLC
December 31, 2017
(With Report of Independent Registered
Public Accounting Firm Thereon)